Exhibit (d)(4)

RULES OF THE PALMSOURCE, INC.

2003 EQUITY INCENTIVE PLAN FOR EMPLOYEES IN FRANCE

1.	Introduction.

The Board of Directors of PalmSource, Inc. (the “Company”) has established the PalmSource, Inc. 2003 Equity Incentive Plan (the “U.S. Plan”) for the benefit of certain employees of the Company, its parent and Subsidiaries, including its French Subsidiaries (any one or more of which French Subsidiaries are referred to herein as the “French Subsidiaries”), of which the Company holds directly or indirectly at least 10% of the capital. Section 3.2(d) of the U.S. Plan specifically authorizes the Committee to adopt procedures and sub-plans applicable to options granted under the U.S. Plan (including those in France) as the Committee deems necessary or appropriate. The Committee has determined that it is necessary and appropriate to establish a sub-plan for the purposes of permitting such options to qualify for French favorable local tax and social security treatment. The Committee, therefore, intends to establish a sub-plan of the U.S. Plan for the purpose of granting options which are intended to qualify for the favorable tax and social security treatment in France applicable to options granted under Sections L. 225-177 to L. 225-186 of the French Commercial Code, as amended, to qualifying employees who are resident in France for French tax purposes (the “French Optionees”). The terms of the U.S. Plan, effective as of August 1, 2003 and as set out in Appendix 1 hereto, shall, subject to the modifications in the following rules, constitute the Rules of the PalmSource, Inc. 2003 Equity Incentive Plan for Employees in France (the “French Plan”). Under the French Plan, the French Optionees will be granted only Options as defined under Article 2 of the French Plan. Certain provisions of the U.S. Plan, especially Section 6 concerning Stock Appreciation Rights, Section 7 concerning Restricted Stock, Section 8 concerning Performance Units and Performance Shares and Section 9 concerning Non-Employee Director Options are not applicable to French Optionees under the French Plan. In no case will the French Optionees be granted any present or future substitute awards, e.g., stock and/or cash awards or any other similar award.

2.	Definitions.

Except as specified herein, capitalized terms used in the French Plan shall have the same meanings as set forth in the U.S. Plan.

The term “Exercise Date” shall mean the date on which a French Optionee’s Option first becomes exercisable. The Exercise date shall be the fourth anniversary of the Grant Date.

The term “Grant Date” shall mean the date on which the Committee both (a) designates the French Optionee and (b) specifies the terms and conditions of the Option including the number of Shares and the Exercise Price. In no event shall the Grant Date be during a Closed Period (as defined in Article 8 of the French Plan). In such case, the Grant Date for the French Optionee would be the date described in Article 8 of the French Plan.

Notwithstanding Section 2.30 of the U.S. Plan, the term “Option” shall have the following meaning:

A.	Purchase options that are rights to acquire Shares repurchased by the Company prior to the vesting of said options; or

B.	Subscription options that are rights to subscribe newly issued Shares.

3.	Entitlement to Participate.

Any individual who is either bound to the French Subsidiaries by a contract of employment (“contrat de travail”), or who is a corporate executive of the French Subsidiaries, shall be eligible to receive Options under the French Plan provided that he or she also satisfies the eligibility conditions set forth under Section 5.1 of the U.S. Plan. Options may not be issued under the French Plan to employees or executives owning more than ten percent (10%) of the Company’s share capital or to individuals other than employees and corporate executives of the French Subsidiaries. Options may not be issued to directors of the French Subsidiaries, other than the managing director (Président du Conseil d’Administration, Directeur Générale Délégué, Membre du Directoire, Gérant de Sociétés par Actions), unless they are bound to the French Subsidiaries by a contract of employment.

4.	Conditions of the Option/Exercise Price.

Notwithstanding any provision in the U.S. Plan to the contrary, the terms and conditions of the Options shall not be modified after the Grant Date with retroactive effect, except as provided under Article 7 of the French Plan. In this respect, the fact that French Optionees approve or would have approved such modification is irrelevant.

Moreover, the time at which the Option can be exercised may not be accelerated pursuant to Section 5.5 of the U.S. Plan.

The method for determining the Exercise Price payable pursuant to Options issued hereunder shall be fixed by the Committee on the Grant Date, but in no event shall the Exercise Price per Share be less than the greater of:

A.	with respect to purchase Options over Common Stock, the higher of either 80% of the average quotation price of such Common Stock during the 20 days of quotation immediately preceding the Grant Date and 80% of the average purchase price paid for such Common Stock by the Company;

B.	with respect to subscription Options over the Common Stock, 80% of the average quotation price of such Common Stock during the 20 days of quotation immediately preceding the Grant Date; and

C.	the minimum Exercise Price permitted under the U.S. Plan.

5.	Exercise of an Option.

Upon exercise of an Option, the full Exercise Price will have to be paid either by cash, check or credit transfer.

Notwithstanding any provision in the U.S. Plan to the contrary, upon exercise of an Option, the full Exercise Price and any required tax and/or social security charges to be withheld by the French Subsidiaries on behalf of the French Optionee must be paid either in cash, by check or by credit transfer, exclusive of any other method of payment. The French Optionee may also give irrevocable instructions to a stock broker to properly deliver the Exercise Price to the Company.

Notwithstanding any provision in the U.S. Plan to the contrary, no delivery of previously-owned Shares having a Fair Market Value on the date of delivery equal to the aggregate Exercise Price of the Shares as to which said Option is exercised is permissible.

Furthermore, notwithstanding any provision in the U.S. Plan to the contrary, neither the French

Subsidiaries nor the Company shall withhold a sufficient number of Shares owed to the French Optionee in order to meet the tax and/or social security charges which might be due at the time of sale of the underlying Shares.

The Shares acquired upon exercise of an Option will be recorded in an account in the name of the shareholder with a broker.

In the case of the death of a French Optionee, outstanding Options shall be exercisable under the conditions set forth in Article 9 of the French Plan.

6.	Non-transferability of Options.

Notwithstanding any provision in the U.S. Plan to the contrary, Options shall not be transferable other than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the French Optionee, only by the French Optionee.

7.	Changes In Capitalization.

Notwithstanding any provision of the U.S. Plan to the contrary, adjustments to the Exercise Price and/or the number of Shares subject to an Option issued hereunder shall be made to preclude the dilution or enlargement of benefits under such Option only in the case of one or more of the following transactions undertaken by the Company:

A.	an increase of corporate capital by cash contribution reserved to the Company’s existing shareholders;

B.	an issuance of convertible or exchangeable bonds reserved to the Company’s existing shareholders;

C.	an allocation of additional Shares;

D.	a purchase by the Company of its own Shares at a price higher than their current quotation price in the open market;

E.	a distribution of retained earnings by payment in cash or Shares; and

F.	a reduction of corporate capital by set-off against losses completed by the reduction of the number of Shares (as opposed to a reduction of the par value).

However, even upon occurrence of one or more of these events, no adjustment as to the kind of securities to be granted to French Optionees shall be made, i.e., under the French Plan only Shares of common stock shall be granted that are neither convertible nor exchangeable into other securities or into cash.

8.	Closed Periods.

Notwithstanding any provisions in the U.S. Plan to the contrary and because Shares of common stock of the Company are traded on a regulated market, Options shall not be granted to French Optionees during the Closed Periods defined by Section L. 225-177 of the French Commercial Code so long as such Closed Periods are applicable to the Options.

If the Grant Date for non-French employees and corporate officers were to occur during an applicable Closed Period, the Grant Date for French Optionees shall be the first date following the expiration of the Closed Period which would not be a prohibited Grant Date under the U.S. Plan rules, as determined by the Committee.

9.	Death.

Notwithstanding any provision of Section 5.8.2 of the U.S. Plan to the contrary, in the event of the death of a French Optionee, that individual’s heirs may exercise the Option within six months following the date of death, even if the termination date fixed under the U.S. Plan or the relevant Award Agreement occurs before the expiration of this six-month period. Any Option remaining unexercised shall expire six months following the date of the French Optionee’s death.

10.	Term of the Option.

Notwithstanding any provision of Section 5.4 of the U.S. Plan to the contrary, the term of an Option will be no longer than nine years and six months. This term can only be extended in the event of the death of the Optionee as discussed above in Article 9 of the French Plan.

11.	Interpretation.

As provided in Article 1 of the French Plan, it is intended that Options granted under the French Plan shall qualify for the favorable tax and social security treatment applicable to stock options granted under Sections L. 225-177 to L. 225-186 of the French Commercial Code, as amended, and in accordance with the relevant provisions set forth by French tax law and social security law and the relevant guidelines published by the French tax and social security authorities, subject to the fulfillment of legal, tax and reporting obligations.

In the event of any conflict between the provisions of the French Plan and the U.S. Plan or any other contractual document in relation to the U.S. Plan and/or the French Plan, the provisions of the French Plan shall control.

12.	Adoption.

The French Plan was adopted, in accordance with Section 3.2(d) of the U.S. Plan, at a meeting of the Committee held on October 28, 2003.

Exhibit (d)(4)

APPENDIX 1

[attach copy of the U.S. Plan]